1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
December 4, 2019	www.integraresources.com

INTEGRA RESOURCES ANNOUNCES CLOSING OF OVERSUBSCRIBED BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN

THE UNITED STATES

Press Release Highlights:

• Common share no-warrant offering was oversubscribed, with prominent North American and European institutional investors, as well as strong retail investor support

• Total gross proceeds of $31.9 million raised, composed of $25.3 million from the bought deal financing inclusive of the over-allotment option exercised in full, and $6.6 million from the recently closed non-brokered strategic private placement with Coeur Mining, Inc.

• DeLamar Project: All exploration, including over 16,000 meters of drilling, and advanced pre-feasibility level studies now fully funded through to the end of 2020

Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSX-V:ITR; OTCQX:IRRZF) is pleased to announce that it has closed its previously announced bought deal financing, including the exercise in full of the underwriters’ over-allotment option. A total of 21,999,500 common shares (the “Common Shares”) of the Company were sold at a price of $1.15 per Common Share, for aggregate gross proceeds of $25,299,425 (the “Offering”).

The net proceeds from the financings will be used to fund exploration and pre-feasibility level study expenditures at the DeLamar Project and for general corporate purposes.

George Salamis, President and CEO of Integra Resources, commented, “The Company is very pleased with the outcome of this oversubscribed financing. After materially growing the resource base in 2019 on several fronts and demonstrating robust potential economics in our maiden PEA, we are ending the year with one of the strongest treasuries amongst our development-stage peer group. We now have all of the upcoming 2020 exploration and advanced study plans fully financed, supported by a strong roster of new shareholders which now includes Coeur Mining. We look forward to a very active and exciting 2020 field season as we aggressively pursue a sizeable amount of exploration drilling and pre-feasibility level studies, in parallel.”

The Offering was made through a syndicate of underwriters led by Raymond James Ltd., and including National Bank Financial Inc., PI Financial Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and Roth Capital Partners, LLC (the “Underwriters”). The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering (other than from the issue and sale of the Common Shares to certain purchasers on a president’s list, for which a 3% cash commission was paid). The Company also paid finder’s fees in the amount of $98,019 in conjunction with certain purchasers from the president’s list. The Offering was completed by way of a short form prospectus filed in all of the provinces of Canada, except Québec, and offered and sold elsewhere outside of Canada on a private placement basis. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director 604-416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering and 2020 exploration and financing. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.